March 12, 2014

JEFFREY R. VETTER, ESQ.		EMAIL JVETTER@FENWICK.COM DIRECT DIAL (650) 335-7631

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Patrick Gilmore, Accounting Branch Chief Gabriel Eckstein, Staff Attorney David Edgar, Staff Accountant

Re:	King Digital Entertainment plc Registration Statement on Form F-1 Filed February 18, 2014 File No. 333-193984

Ladies and Gentlemen:

On behalf of King Digital Entertainment plc (“King” or the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 7, 2014 with respect to the Registration Statement on Form F-1 (File No. 333-193984) filed with the Commission on February 18, 2014 (the “Registration Statement”). The Company is also filing today, via EDGAR, Amendment No. 1 to the Registration Statement (the “Amendment”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. For the convenience of the Staff, we also will send, by overnight courier, copies of this letter and copies of the Amendment in paper format, marked to show changes from the Registration Statement as previously filed.

Securities and Exchange Commission

March 12, 2014

Cover Page

1.	We note that this filing now lists an additional seven underwriters on the prospectus cover page. Please confirm to us that the underwriters presented below Barclays, Deutsche Bank, and RBC Capital Markets are managing underwriters.

The Company advises the Staff that the additional underwriters presented below the referenced names are acting as co-managing underwriters of the proposed offering.

Use of Proceeds, page 40

2.	You added disclosure on page 67 under “Dividends and Other Payments” that in connection with the completion of this offering you will pay employees holding discretionary bonus units. Please tell us why you are not including the payment under your “Use of Proceeds” disclosure.

The Company advises the Staff that there are two different potential payments.

The first reference on page 67 of the Amendment relates to aggregate payments of approximately $59 million to be made to holders of certain share-based incentive awards that are not eligible to receive dividends. A portion of this amount that represents the vested portion of the awards will be paid upon completion of the offering. This vested amount is currently anticipated to be approximately $28 million. The remaining portion is paid over the remaining vesting period of the awards, which extends as far as the fourth quarter of 2017.

In addition, the Company will make a payment of approximately $29 million to holders of discretionary bonus units as noted on page 67.

The Company advises the Staff that it did not include these payments in the Use of Proceeds section because it does not anticipate using proceeds from the proposed offering to make these payments. As noted on page F-5, after giving effect to the dividend paid in January 2014, the Company had cash and cash equivalents of approximately $191 million, which has increased subsequent to that date. Accordingly, the Company believes it has sufficient cash on hand to make these payments, regardless of the amount of the proceeds of the offering and has therefore not disclosed these payments as a “Use of Proceeds” but has instead quantified these amounts elsewhere in the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Metrics, page 55

3.	On page 56, you state that average MUPs decreased “as a result of the seasoning of our older games in certain markets.” Please disclose the games and markets to which you refer. Likewise, provide similar disclosure with regard to the markets you reference in the last sentence on page 57.

Securities and Exchange Commission

March 12, 2014

The Company has revised the disclosure on pages 56 and 57 of the Amendment in response to the Staff’s comment.

Related Party Transactions

Registration Rights Agreement, page 116

4.	Please identify the parties to the Registration Rights Agreement.

The Company has revised the disclosure on page 117 of the Amendment in response to the Staff’s comment.

Consolidated Statements of Operations, page F-3

5.	We note your disclosure on page 11 that the pro forma consolidated financial position gives effect to the conversion of certain outstanding shares prior to the completion of the offering. Please tell us whether the conversion of these shares will result in a reduction of your historical earnings per share and if so, what consideration was given to disclosing pro forma earnings per share on the face of your Consolidated Statements of Operations and including footnote disclosure to support your calculation.

The Company advises the Staff that all outstanding ordinary shares and preference shares are currently reflected in the basic earnings per share and diluted earnings per share amounts as noted in note 10 to the consolidated financial statements and, therefore, the conversion of these shares will not result in a reduction of its historical earnings per share. The Company has updated the earnings per share calculation to reflect on the face of the financial statements the share-for-share exchange (on a 5-for-2 basis) in connection with the insertion of King Digital Entertainment as the parent company in the Company’s corporate structure, which reduced the earnings per share amounts.

In addition, the Company has revised the disclosure on pages 11 and 43 to remove references to the pro forma adjustment for the conversion of the shares in the summary balance sheet and in the “Dilution” section because those amounts would not be affected by the conversion. The Company also modified the “pro forma” column adjustments of the “Capitalization” table on page 41 and removed the reference to the conversion of the various types of ordinary shares because the conversion of those amounts would not impact the amounts referenced for the “actual” amounts as compared to the “pro forma” amounts.

Securities and Exchange Commission

March 12, 2014

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

(a) Virtual items, page F-16

6.	We note your change in revenue recognition policy related to consumable items purchased in multiple item packs where revenue is recognized at the time the final item in the multiple item pack is consumed. Please tell us the reason for this change and your basis for recognizing revenue at the time the final item is consumed. In this regard, please clarify why revenue is not recognized as each item in the multiple item pack is consumed. Please also tell us when this change was effected and which of your games this applies to and provide us with an example.

The Company advises the Staff that it did not change its revenue recognition policy regarding consumable items purchased in multiple item packs. The Company expanded its disclosure in its December 31, 2013 consolidated financial statements in order to clarify the mechanics around how the Company applies its policy. The Company does not recognize revenue at the time each item in a multiple item pack is consumed as the average period between when a player uses the first item in the multiple item pack and uses the last item in the pack is typically four days. Players generally use the first item in a multiple item pack at the time of sale. The Company has revised the disclosure on page 68 and F-16 in response to the Staff’s comment.

The following represents an example of how the Company applies this policy: A player purchases a multiple item pack that includes three virtual items for $1.20. During the two months preceding the reporting date, the Company determines that this virtual item takes on average four days for each of the items to be consumed in gameplay. The Company defers the entire purchase price of $1.20 until the average four days lapses and reassesses the average period of consumption on a quarterly basis.

The Company continues to monitor its player consumption patterns in order to identify whether changes to these patterns would impact the application of this policy.

Securities and Exchange Commission

March 12, 2014

7.	We note your disclosure that revenue from the sale of virtual items with virtual currency is recognized by multiplying the price of the item denominated in the virtual currency by the cost per virtual currency unit which is based on the maximum weighted-average unit cost a player could have paid during the period. Please further explain how the amount of revenue to be recognized is determined, including the specific details related to the calculation of cost per virtual currency unit, and clarify this by providing us with an example.

The Company advises the Staff that it calculates the price of its virtual currency unit as the maximum price a user could have paid for a unit during the period, without considering volume or other discounts sometimes provided on the sale of the virtual currency. A player has the option to acquire gold bars in various denominations. At each reporting date the Company determines the balance of unspent virtual currency units outstanding and defers revenue based on this balance measured at the maximum price paid by players.

The following represents an example of how we apply this policy: Player A purchases 50 virtual currency units for $5.00 and Player B purchases 100 virtual currency units for $9.50, at a 5% discount on a per unit basis. Absent any other players, the maximum a player could have paid for a virtual currency unit is therefore $0.10 (50/$5.00 > 100/$9.50). Subsequently, both players redeem 10 virtual currency units to purchase a virtual item. For Player A, deferred revenue is measured to be $4.00 (40*$0.10) and revenue is measured to be $1.00 ($5.00-$4.00). For Player B, deferred revenue recognized is $9.00 (90*$0.10) and revenue recognized is $0.50 ($9.50-$9.00).

In jurisdictions where we are responsible for collecting and remitting sales tax, this maximum price is adjusted for the weighted-average sales tax collected by the Company.

*     *     *

Securities and Exchange Commission

March 12, 2014

Should the Staff have additional questions or comments regarding the foregoing responses, please do not hesitate to contact me at (650) 335-7631 or in my absence, James Evans at (206) 389-4559.

Sincerely yours,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:

Hope Cochran, Chief Financial Officer

Robert Miller, Chief Legal Officer

King Digital Entertainment plc

Mark C. Stevens, Esq.

James D. Evans, Esq.

Fenwick & West LLP

Katharine A. Martin, Esq.

Robert Sanchez, Esq.

Michael C. Labriola, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

PricewaterhouseCoopers LLP